No _____________ date ____________
VIA EDGAR
November 12, 2010
Mr. John Cash
Accounting Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-4631
United States of America

Re:	Mechel OAO (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2009 (the “Form 20-F”)
File No. 1-32328
Response to comment letter dated September 10, 2010
Dear Mr. Cash:
          This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated September 10, 2010.
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6
1.	Please confirm to us and disclose in future filings that amounts labeled as “recovery of allowance for doubtful accounts” were collected in cash and disclose the reasons why the amounts were previously thought to be non-recoverable. Please also revise future filings to disclose and discuss the standard credit terms extended to your customers.
Response
          We confirm that the amounts labeled as “recovery of allowance for doubtful accounts” were collected in cash.
          These amounts had been previously expensed and a corresponding allowance for doubtful accounts had been recorded as a result of liquidity problems experienced by the Company’s customers during the period of the global economic downturn. In that period, several major customers of the Company did not fulfill the terms of payment under the existed contracts that resulted in recognition of these customers’ debt as a bad debt and a corresponding allowance was recorded in our financial statements. A substantial portion of the allowance for doubtful accounts recorded in that period related to the Company’s operations in its steel segment of business.

Mechel OAO
Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation
Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com

          In accordance with our accounting policy that is based on the US GAAP rules, accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is written off. We review the valuation of accounts receivable on a regular basis. The allowance is composed of two components: an ageing analysis of past due balances and a customer specific bad debt analysis. The allowance based on the ageing of past due balances is calculated by multiplying an estimated bad debt percentage against past due balances with increasing percentages multiplied against older past due balances. The allowance for specific doubtful accounts was based on customer specific estimates of bad debts for past due balances. The judgmental allowance was based on each customer’s history of cash collections and future expectations of conditions that might impact the collectability of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written-off against allowance or charged off to operating expenses (if no allowance was created for in previous periods).
          In our future filings we will disclose and discuss the standard credit terms extended to our customers as requested in the Staff’s comment.
2.	Please explain to us the facts and circumstances that appear to have resulted in a credit to inventory reserves during the year ended December 31, 2009. Please confirm to us and disclose in future filings that when inventory reserves are recorded a new cost basis is established. Please also revise future filings to provide a roll-forward of the inventory reserve during each period presented.
Response
          In accordance with our accounting policy that is based on the US GAAP rules, inventories are stated at the lower of acquisition/manufacturing cost or market value.
          As of each reporting date the lower of acquisition/manufacturing cost or market value is used to determine the amount of the write-down of inventories, which is recorded within the cost of sales in the consolidated statements of income and comprehensive income.
          In the period of the global economic downturn, significant amounts of inventories were written down to their net realizable value in our financial statements following the related market prices decrease.
          During the year ended December 31, 2009, the Company mostly sold the inventories that had been previously written-down to their net realizable value, which resulted in a decrease in inventory reserves.
          We confirm and will disclose in our future filings that when inventory reserves are recorded a new cost basis is established.
          Please note that in our future filings starting from the annual report for the fiscal year ending December 31, 2010, the disclosure of inventories in our consolidated financial statements will be expanded to provide the readers with the additional information about inventory movements.
3.	We note that your disclosures related to your acquisition of the BCG Companies. Please provide us more comprehensive explanations of the following:
•	the significant terms of the preferred shares you issued;

•	how you determined the value of the preferred shares you issued as of the acquisition date and as of December 31, 2009;

•	how you determined the target value used to calculate the CVR amount as of the acquisition date and as of December 31, 2009; and

•	how you intend to account for changes in the target return based on additional tonnes of proven and probable reserves or measured and indicated resources.
Response
          (1) The significant terms of the preferred shares are the following:
•	Mechel OAO preferred shares are subject to Russian “Joint Stock Companies Law” and the Mechel OAO Charter. This is the only class of preferred shares issued by Mechel OAO.

•	The nominal value of each preferred share is 10 Russian Rubles, and the number of shares authorized was 138,756,915 (83,254,149 of them were used as a part of consideration in the BCG Companies acquisition).

•	The preferred shares have the right to vote on issues pertaining to reorganization and winding up of Mechel OAO, and issues pertaining to making changes in the Mechel OAO Charter. In the event that dividends on the preferred shares are not paid, the preferred stock holders have the right to vote as if the preferred shares were common shares.

•	Mechel OAO preferred shares are non-convertible and freely transferable without the consent of other shareholders.

•	According to the Mechel OAO Charter, each authorized preferred share is entitled to 20% of the Company’s net profit based on its annual consolidated financial statements prepared under US GAAP, divided by 138,756,915 (the number of authorized preferred shares).

•	Mechel OAO preferred shares are listed at the NYSE since May 6, 2010 (NYSE: MTLPR).
          (2) Mechel OAO preferred shares were not marketable before May 6, 2010, and as of acquisition date and as of December 31, 2009, were appraised using the probability-weighted expected return method. Under this method, the value of our company’s capital class was estimated based upon an analysis of current and/or future values for the entire enterprise based on the scenario assumed. Each scenario determines a common and/or preferred equity value based on measured cash distributions to each group as of the scenario event date, after considering the rights of both preferred and common equity and any other claims by other capital stakeholders.
          The following alternative scenarios were considered for Mechel OAO: liquidation and public company (going-concern). For each of these scenarios, the appraisal determined the value of one preferred share, based on the following:
•	Estimation of probabilities for each scenario occurring;

•	Determination of timing to an event value;

•	Determination of liquidation distributions to each equity class on the event date based on process from liquidating the company and equity class preferences;

•	Calculation of present values (as applicable) to the date of the appraisal;

•	Adjusted values for illiquidity and/or control, as deemed appropriate.
          To determine an overall preferred share fair value, the weighted average for the preferred share’s value was calculated, given share values under each scenario and the assessed probability distribution.
          (3) The target value used to calculate the CVR amount was determined based on appraisal performed as of the acquisition date. The appraisal included estimation of the conversion percentages for the inferred resources indicated in independent appraisal report prepared in connection with the acquisition. We used our knowledge of the region, and reviewed the independent appraisal report and the Sellers’ drilling program. Also, we reviewed the location of estimated tonnage, the proposed drilling holes locations, information on the geology including seam thickness, probability of intersecting coal based on proximity to known occurrences such as mines and outcrops, determined whether geological factors apply to the potential conversion, potential mining method, and determined the economic potential of mining selected inferred resources which were assumed to be converted to the measured and indicated category. Finally, we estimated the probability for the Seller to convert the additional inferred tonnage to proven and probable.
          The target value as of the date of acquisition was calculated as the target value of $986,063 thousand, set by the Merger Agreement plus the additional target value, calculated as additional reserve amount, that can be converted to the proven and probable, or measured and indicated category, multiplied by the probability estimated by the appraisal, and multiplied by the price per tonne indicated in the Merger agreement. The total present value of the CVR target value as of the date of acquisition was calculated using 8% market rate.
          The target value as of the December 31, 2009 was calculated using the same approach and the probability estimated by the appraiser in their report, because no change in Drilling program and other circumstances occurred (the appraisal report was completed in February 2010). The change in target value amount related only to the change in the discounting period.
          (4) We intend to account for changes in the target return based on additional tonnes of proven and probable reserves or measured and indicated resources as it is required by ASC 805 for changes in fair value of the contingent consideration. We will treat them as changes resulting from events after the acquisition date, and since the CVR and Drilling program contingent liabilities are classified as long-term liabilities, the changes in fair value shall be recognized in earnings. The contingent consideration classified as a liability will be remeasured to fair value at each reporting date until the contingency is resolved.
Note 4. Acquisitions, Investments and Disposals, page F-29
4.	Please more fully explain to us how you determined that the long-term debts with loan covenant violations as of December 31, 2009 were not required to be classified as current liabilities. Refer to ASC 470-10-45-1.
Response
          As disclosed in note 15 to our consolidated financial statements, page F-65 on our Form 20-F for the fiscal year ended December 31, 2009, as of reporting date, the Group breached a number of financial and non-financial covenants in various loan agreements but received appropriate consents and covenant amendments from the banks and as of the date of the issuance of the financial statements, the Group did not have any violations of the covenants, which might lead to the demand for accelerated repayment of principal and interest under various facility agreements. The list of the received consents and covenant amendments along with the description of the related breaches under the most significant long-term and short-term loan arrangements is also disclosed in note 15 to our consolidated financial statements for the year ended December 31, 2009.
          In addition to it, as of reporting date, in accordance with the Group’s forecasts projections the Group had both intent and ability to meet the covenants during and for the year ending December 31, 2010.
          As a result, no reclassifications of long-term debt to short-term liabilities due to covenant violations were made as of December 31, 2009.
5.	Please revise future filings to present actual ratios/amounts along with required ratios/amounts under your most significant and restrictive debt covenants as of each reporting date, along with the risks and potential impact of future non-compliance, even if such covenants are not currently in default. These disclosures will allow readers of your financial statements to assess the headroom between actual and required amounts under your financial covenants.
Response
          In our future filings we will present actual ratios/amounts along with required ratios/amounts under our most significant and restrictive debt covenants as of reporting date, along with the disclosure of risks and potential impact of future non-compliance as requested in the Staff’s comment.
FORM 6-K FILED ON JULY 14, 2010
6.	We note that you presented non-GAAP measures, including EBITDA and EBITDA Margin on a consolidated basis and by segment in your recent earnings release. Since the measures you presented are adjusted for items in addition to what these acronyms suggest, please revise the titles of the measures you present in future earnings releases and filings. See our response to Question 103.01 in the C&DIs related to Non-GAAP Financial Measures.
Response
          Starting from the first quarter of 2010, the Company decided to switch to a calculation of EBITDA and EBITDA Margin excluding the effect of foreign exchange difference, CVR remeasurement and interest income in order to make it more representative of the operating result. The method of calculating these measures is described in Attachment A of our Press-release with corresponding references in every table.
          In accordance with your recommendations we will revise the titles of the measures to Adjusted EBITDA and Adjusted EBITDA Margin starting from the nine months 2010 Financial Results Press-release.
* * * *
          In connection with our responses above, we acknowledge that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We appreciate your comments which will help us to improve the disclosure in the next Form 20-F. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,
/s/ Stanislav A. Ploschenko
Stanislav A. Ploschenko
Chief Financial Officer

Copy to:
Anne McConnell